FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Arnold Glass Chooses Magic Software’s iBOLT to Integrate Its SAP Application

PRESS RELEASE

Arnold Glass Chooses Magic Software’s iBOLT to Integrate Its SAP Application

Magic Software’s partner, Innovabee, successfully completed the data migration and integration project in only two months

Or-Yehuda, Israel, February 22, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, today announced that its German partner, Innovabee, has used Magic Software’s iBOLT integration tool to migrate to SAP Business All-in-One at one of Europe’s leading glass manufacturers, Arnold Glass.

The iBOLT integration suite was chosen because of its ability to work natively with SAP and other applications, and because it facilitates easy, fast and code-free integration. The entire interface management of the SAP Business All-in-One implementation was done using iBOLT.

“The short project duration of less than two months was possible because Innovabee’s solution package contains a preconfigured SAP solution and a standardized data-migration tool,” said Joseph Ilg, Managing Director of Arnold Glass.

“Innovabee used iBOLT´s intuitive mapping capabilities to set up data extraction, transformation and loading directly from the source system. The mapped modules and the data acquisition process were easily reproduced throughout the project, allowing us to complete the project as quickly as possible,” added Hansfrieder Weber, Managing Director of Innovabee. “With iBOLT we can offer our customers shorter project completion times and reduce our use of resources in the migration to SAP.”

Prior to completing this project for Arnold Glass, Innovabee used iBOLT to successfully implement a similar integration project for Joh. Vögele KG, the essential oils and fragrances specialist.

About Arnold Glass

Arnold Glass, based in Remshalden, Germany, is one of the most innovative insulating glass manufacturers in Europe. The company is an all-round glazing solution provider with over 50 years of experience, operating a total of 12 factories in Germany and Austria, and employing some 1,100 people. Arnold Glass offers a wide range of ISOLAR glass, toughened and laminated safety glass, mounting accessories, and services from preliminary design through to implementation.

About Innovabee

Innovabee Group GmbH & Co. KG, with locations in Waiblingen, Hamburg and Munich, Germany, is a SAP Gold Partner consultancy focusing primarily on the manufacturing, services and consumer goods sectors. Innovabee GmbH has more than 20 years of experience in designing and implementing business software solutions for medium-sized companies. The company’s comprehensive solution portfolio covers ERP, business process management, web businesses, CRM, and financial and business intelligence.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

Magic Software Press Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: Tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Arnold Glass Chooses Magic Software’s iBOLT to Integrate Its SAP Application

Exhibit 10.1